RAMP CORPORATION
                            33 Maiden Lane, 5th Floor
                            New York, New York 10038

                                                                     May 5, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.

Washington D.C. 20509

                  Re:      Ramp Corporation
                           Registration Statement on Form S-3
                           File No. 333-124046

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, (the "Act"), Ramp Corporation (the "Company") hereby withdraws its Registration Statement on Form S-3 (File No. 333-124046) that was originally filed with the Securities and Exchange Commission on April 13, 2005 (the "Registration Statement"). No securities were sold in connection with the offering. The Company may undertake a private offering of its securities in reliance on Rule 155(c) or other available exemption as promulgated under the Act.

                                   Sincerely,

                                   RAMP CORPORATION


                                   By: /s/ Andrew Brown
                                       -----------------------------------------
                                       Andrew Brown
                                       President and Chief Executive Officer